EXHIBIT 99

                  FOR IMMEDIATE RELEASE


                Commtouch Adds ThinkLink's Unified Messaging and
                 Enhanced Telephony Services into Comprehensive
                           Email Outsourcing Platform

STRATEGIC INVESTMENT IN UNIFIED MESSAGING SIGNALS EXPANDING ROLE FOR EMAIL

SANTA CLARA, CALIFORNIA (FEBRUARY 14, 2000) -- Significantly upping the ante in the email and messaging outsourcing space, Commtouch (Nasdaq: CTCH), the worldwide leader in integrated email outsourcing services, announced today it is taking a stake in unified messaging and communications company, ThinkLink.(TM) Commtouch will integrate ThinkLink's voicemail service, fax, pager notification and five cents a minute nationwide phone service into its widely used outsourced email offering.

In a parallel move, ThinkLink will incorporate Commtouch email services into its voicemail offering for subscribers. To cement its long-term relationship with ThinkLink, Commtouch also announced today it is making a $3 million strategic equity investment in its new service partner.

ThinkLink's unified messaging service will enable Commtouch customers to provide their subscribers a single phone number to receive voicemail and faxes. By using the service, subscribers will be able to access their voicemail, email and faxes from anywhere in the world via their private phone number or email account. Users will also benefit from advanced telephony services such as "follow me" and "call forwarding" and five cents a minute phone calls anywhere in the continental Untied States, 24 hours a day by dialing their ThinkLink access number.

When fully integrated into a ubiquitous service like email, unified messaging becomes a valuable resource available to any user, from consumer to business. The combination of unified messaging and email equals a powerful tool that will strongly influence the way people communicate.

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"The companies  share a very aggressive  market approach and a strong,  scalable and modular technology," explained Commtouch Vice President of Strategic Development Yael Elish. "Unified messaging is the ultimate merger between email and voicemail -- and the first in the natural expansion of our email outsourcing platform. We are delighted with this relationship; it fits perfectly into our vision and goals."

UNIQUE, MODULAR INTEGRATION ARCHITECTURE MAKES COMMTOUCH A FEISTY FIRST-MOVER

The investment in ThinkLink is part of an overall strategy Commtouch is pursuing to provide the first truly integrated messaging outsourcing service to the market. The integration of unified messaging into Commtouch services comes on the heels of its recent addition of universal address books, appointment calendars and task list management to its existing set of rich online email and messaging services.

"Clearly, email is transforming into a hub to which additional messaging and desktop related services must be integrated. We have built a fully modular and scalable service that allows the level of integration required to support this vision," said Gideon Mantel, Commtouch CEO. "The integration of the ThinkLink unified messaging service into our offering will reaffirm our commitment to aggressive expansion of our service offerings while maintaining the highest quality of service to our customers."

"The ThinkLink-Commtouch partnership is expected to bring integrated communications to the masses. With millions of existing customers and plans to add millions more, Commtouch immediately expands its offering from an email box product to a complete email, voicemail, faxing, paging and calling service," said David Ward, president and CEO of ThinkLink. "Partnering with one of the world's largest providers of outsourced email validates our business model and service as the best the industry has to offer," said Ward.

                                 About ThinkLink

ThinkLink, Inc. is an Enhanced Service Provider that offers a bundled suite of Internet Protocol- based communication services that simplify users' ability to send and receive voicemail, email, faxes and pages, while offering free personal local and 800 numbers and five-cents-a-minute calling anytime, anywhere in the domestic United States. ThinkLink markets its services on a branded, co-branded and private-label basis. The company is privately held and based in San Francisco. More information can be found by visiting the company web site at www.thinklinkinc.com. To sign up for the service online, please go to www.thinklink.com.

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                                 About Commtouch

Serving 10.3 million active email boxes and 290 key clients around the world, Commtouch is the worldwide leader in integrated email outsourcing services. Commtouch email is designed for superior performance and rapid scalability, offering end user interfaces in 18 of the world's major languages.

With more than nine years of delivering intuitive, award-winning email software, Commtouch provides its customers a truly comprehensive turn-key email service, together with options for premium communications services and direct marketing opportunities.

Founded in 1991, Commtouch has offices in Silicon Valley, New York City, London and Tel Aviv. Additional Company information may be obtained by visiting www.commtouch.com.

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(C)2000 Commtouch Software, Ltd.   All rights reserved.
Commtouch is a registered trademark of Commtouch Software Ltd.
ThinkLink is a registered trademark of ThinkLink, Inc.
Terms and product names in this document may be trademarks of others.


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